UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Gatehouse Media, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

367348109

(CUSIP Number)

January 11, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

____________________________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Pamet Capital Management, LLC

Pamet Capital Management, L.P.

David Abrams

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4

Citizenship or Place of Organization.

Abrams Capital Partners II, L.P. -- Delaware

Abrams Capital, LLC -- Delaware

Pamet Capital Management, LLC -- Delaware

Pamet Capital Management, L.P. -- Delaware

David Abrams -- United States

Number of Shares Beneficially Owned by Each Reporting Person With

5  Sole Voting Power

Abrams Capital Partners II, L.P. -- 0 shares

Abrams Capital, LLC -- 0 shares

Pamet Capital Management, LLC -- 0 shares

Pamet Capital Management, L.P. -- 0 shares

David Abrams -- 0 shares

6  Shared Voting Power

Abrams Capital Partners II, L.P. -- 2,284,900 shares (2,964,800 as of the date of this filing)

Abrams Capital, LLC -- 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, LLC -- 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, L.P. -- 2,909,600 shares (3,760,600 as of the date of this filing)

David Abrams -- 2,909,600 shares (3,760,600 as of the date of this filing)

Refer to Item 4 below.

7  Sole Dispositive Power

Abrams Capital Partners II, L.P. -- 0 shares

Abrams Capital, LLC -- 0 shares

Pamet Capital Management, LLC -- 0 shares

Pamet Capital Management, L.P. -- 0 shares

David Abrams -- 0 shares

8  Shared Dispositive Power

Abrams Capital Partners II, L.P. -- 2,284,900 shares (2,964,800 as of the date of this filing)

Abrams Capital, LLC -- 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, LLC -- 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, L.P. -- 2,909,600 shares (3,760,600 as of the date of this filing)

David Abrams -- 2,909,600 shares (3,760,600 as of the date of this filing)

Refer to Item 4 below.

9

Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital Partners II, L.P. -- 2,284,900 (2,964,800 as of the date of this filing)

Abrams Capital, LLC -- 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, LLC -- 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, L.P. -- 2,909,600 shares (3,760,600 as of the date of this filing)

David Abrams -- 2,909,600 shares (3,760,600 as of the date of this filing)

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11

Percent of Class Represented by Amount in Row (9)

Abrams Capital Partners II, L.P. -- 4.0% (5.2% as of the date of this filing)

Abrams Capital, LLC -- 5.0% (6.5% as of the date of this filing)

Pamet Capital Management, LLC -- 5.0% (6.5% as of the date of this filing)

Pamet Capital Management, L.P. -- 5.0% (6.5% as of the date of this filing)

David Abrams -- 5.0% (6.5% as of the date of this filing)

12

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. -- OO (Limited Partnership)

Abrams Capital, LLC -- OO (Limited Liability Company)

Pamet Capital Management, LLC -- OO (Limited Liability Company)

Pamet Capital Management, L.P. -- OO (Limited Partnership)

David Abrams -- IN

Item 1.

(a)	Name of Issuer
Gatehouse Media, Inc.
(b)	Address of Issuer’s Principal Executive Offices
350 Willowbrook Office Park, Fairport, NY 14450

Item 2.

(a)	Name of Person Filing

Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, LLC Pamet Capital Management, L.P. David Abrams
(b)	Address of Principal Business Office or, if none, Residence

Abrams Capital Partners II, L.P.

Abrams Capital, LLC

Pamet Capital Management, LLC

Pamet Capital Management, L.P.

David Abrams

c/o Pamet Capital Management, L.P.

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(c)	Citizenship
Abrams Capital Partners II, L.P. -- Delaware Abrams Capital, LLC – Delaware Pamet Capital Management, LLC – Delaware Pamet Capital Management, L.P. – Delaware David Abrams – United States
(d)	Title of Class of Securities
Common Stock, par value $0.01
(e)	CUSIP Number
367348109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Abrams Capital Partners II, L.P. – 2,284,900 shares (2,964,800 as of the date of this filing)

Abrams Capital, LLC – 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, LLC – 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, L.P. – 2,909,600 shares (3,760,600 as of the date of this filing)

David Abrams – 2,909,600 shares (3,760,600 as of the date of this filing)

(b)	Percent of Class

Abrams Capital Partners II, L.P. – 4.0% (5.1% as of the date of this filing)

Abrams Capital, LLC – 5.0% (6.5% as of the date of this filing)

Pamet Capital Management, LLC – 5.0% (6.5% as of the date of this filing)

Pamet Capital Management, L.P. – 5.0% (6.5% as of the date of this filing)

David Abrams – 5.0% (6.5% as of the date of this filing)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Pamet Capital Management, LLC – 0 shares Pamet Capital Management, L.P. – 0 shares David Abrams – 0 shares
	(ii)	shared power to vote or to direct the vote

Abrams Capital Partners II, L.P. – 2,284,900 shares (2,964,800 as of the date of this filing)

Abrams Capital, LLC – 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, LLC – 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, L.P. – 2,909,600 shares (3,760,600 as of the date of this filing)

David Abrams – 2,909,600 shares (3,760,600 as of the date of this filing)

	(iii)	sole power to dispose or to direct the disposition of
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Pamet Capital Management, LLC – 0 shares Pamet Capital Management, L.P. – 0 shares David Abrams – 0 shares

(iv)	shared power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P. – 2,284,900 shares (2,964,800 as of the date of this filing)

Abrams Capital, LLC – 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, LLC – 2,909,600 shares (3,760,600 as of the date of this filing)

Pamet Capital Management, L.P. – 2,909,600 shares (3,760,600 as of the date of this filing)

David Abrams – 2,909,600 shares (3,760,600 as of the date of this filing)

** Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC and Pamet Capital Management, L.P. (“Pamet LP”) represent the above-referenced shares beneficially owned by ACP II and shares beneficially owned by other private investment funds of which Abrams Capital, LLC is the general partner and Pamet LP is the investment manager. Pamet Capital Management, LLC is the general partner of Pamet LP. Mr. Abrams is the managing member of Abrams Capital, LLC and Pamet LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	January 18, 2008

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner
By: /s/ David Abrams

David Abrams

Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner
By: /s/ David Abrams

David Abrams

Managing Member

DAVID ABRAMS

/s/ David Abrams

David Abrams, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 18, 2008, is by and between Abrams Capital Partners II, L.P., Abrams Capital, LLC, Pamet Capital Management, LLC, Pamet Capital Management, L.P. and David Abrams, an individual (the foregoing are collectively referred to herein as the “Abrams Filers”).

Each of the Abrams Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock of Gatehouse Media, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Abrams Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by either of the Abrams Filers upon one week’s prior written notice (or such lesser period of notice as the Abrams Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner
By: /s/ David Abrams

David Abrams

Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams

Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner
By: /s/ David Abrams

David Abrams

Managing Member

DAVID ABRAMS

/s/ David Abrams

David Abrams, individually